UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2024

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

This Amendment No. 1 to the Report on Form 6-K, originally filed with the Securities and Exchange Commission on August 15, 2024 (“Original 6-K”), is being filed solely for the purposes of furnishing unaudited interim condensed consolidated financial statements as of June 30, 2024, which were inadvertently not included in the Original 6-K, and incorporating certain exhibits into registration statements of the registrant.

A copy of the press release is furnished herewith as Exhibit 99.1, and a copy of the unaudited interim condensed consolidated financial statements as of June 30, 2024 is furnished herein as Exhibit 99.2.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press release dated August 15, 2024.
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: September 9, 2024	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

2